UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes            ☒   No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

The following document of the Registrant is submitted herewith:

99.1	Press release dated November 18, 2009

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/S/ MICHAEL RABINOVITCH
Michael Rabinovitch
Date: November 18, 2009		Senior Vice President and Chief Financial Officer

3

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Press release dated November 18, 2009

4

Exhibit 99.1

Company Contact:
Michael Rabinovitch SVP & Chief Financial Officer (954) 590-9000

BIRKS & MAYORS REPORTS MID-YEAR RESULTS

Montreal, Quebec. November 18, 2009- Birks & Mayors Inc. (the “Company” or “Birks & Mayors”) (NYSE AMEX:BMJ), which operates 67 luxury jewelry stores across Canada, Florida and Georgia, reported results for the twenty-six week period ended September 26, 2009.

For the 26 Weeks Ended September 26, 2009 compared to the 26 Weeks Ended September 27, 2008

•	Net sales decreased 23.5% to $102.2 million from $133.6 million in the prior-year period;

•	Comparable store sales were down 19% as compared to the prior-year period;

•	Net sales included $6.2 million of lower sales related to translating Canadian sales into U.S. dollars; and

•	A net loss of $12.9 million, or $1.13 per share, was recognized for the period compared to a net loss of $4.0 million, or $0.35 per share, in the prior-year period.

Six-Month Fiscal 2010 Results

Net sales for the 26-week period ended September 26, 2009 decreased 23.5% to $102.2 million from $133.6 million for the 26-week period ended September 27, 2008. The decrease in reported net sales for the current 26-week period included $6.2 million of lower sales associated with foreign currency translation of the Company’s Canadian operations into U.S. dollars. Comparable store sales decreased 19% and was driven primarily by a decline in store traffic in both the Company’s U.S. and Canadian markets and a decline in the average sale transaction in the U.S. The decrease in store traffic reflects the impact of the current challenging economic environment and the significant decline in discretionary consumer spending in the luxury retail sector.

Gross profit was $43.5 million, or 42.5% of net sales, as compared to $60.3 million, or 45.1% of net sales, in the first six months of fiscal 2009. The 260 basis point decline in gross margin was primarily due to retail pricing pressures associated with generating sales in the extremely difficult economic environment in both the U.S. and Canada.

Selling, general and administrative expenses (“SG&A”) for the period were $48.1 million, or 47.1% of net sales, as compared to $58.5 million, or 43.8% of net sales, in the prior-year period. The $10.4 million decrease in SG&A included the impact of a $1.6 million reduction in marketing expenses, $4.2 million of lower compensation expenses associated with lower sales commissions due to reduced sales and savings related to the Company’s strategic downsizing and pay reductions, $1.9 million of lower general operating expenses resulting from the Company’s continued efforts to reduce general corporate overhead costs and $2.7 million of lower expenses related to foreign currency translation.

Income tax benefits associated with the Company’s losses for the period were not recognized for the 26-week period compared to $2.8 million of tax benefits recorded during the prior-year period due to the recording of a valuation allowance on deferred tax assets of the Company. The establishment of a valuation allowance was based on the Company’s review of its cumulative and forecasted results of operations that resulted in the Company having to reserve the full value of its deferred tax assets.

Inventory totaled $158.6 million at September 26, 2009, as compared to $187.9 million at September 27, 2008, a decrease of $29.3 million or a 15.6% decrease. Excluding the impact of $4.0 million of foreign currency translation, the Company’s inventory is lower than last fiscal year by $25.3 million due primarily to lower retail inventory as comparable store inventory decreased by 12.9% and the impact of the Company’s closure of three store locations since September 27, 2008.

Bank indebtedness decreased $39.0 million from September 27, 2008. Excluding the impact of $1.7 million of foreign currency translation, bank indebtedness is lower than the prior year by $37.3 million. The decrease in bank indebtedness reflects the replacement of a portion of the line of credit with long-term notes, including a $13.0 million three year secured term loan, a seven year, $10.0 million Canadian term loan from Investissement Quebec and a $5.0 million cash advance from the Company’s controlling shareholder, all of which are subordinated in lien priority to the Company’s senior secured revolving credit facility. The balance of the decrease in bank indebtedness is the result of cash flows from operations being used to reduce debt, primarily through inventory reductions.

Tom Andruskevich, President and Chief Executive Officer of Birks & Mayors, commented: “Our performance during the first half of the fiscal year was severely impacted by the economic downturn and the significant drop in consumer demand for luxury products, especially jewelry and timepieces. Significant cost and inventory reduction programs initiated in the prior year were able to partially offset some of the significant declines in sales and margin during the period.”

Mr. Andruskevich concluded, “As we enter the extremely important holiday season, we will continue to carefully manage the level and productivity of our inventory, reducing our operating costs wherever possible and limiting capital expenditures, all with the focus of optimizing cash flow. In our stores, we will focus our attention on providing our customers with superior service and maintaining strong client relationships.”

Conference Call Information

A conference call to discuss the results of the 26-week period ended September 26, 2009, is scheduled for today, November 18, 2009 at 4:45 p.m. Eastern Time. Investors and analysts in the U.S. and Canada interested in participating in the call are invited to dial 1-888-262-8795 approximately ten minutes prior to the start of the call. All other international callers please dial 1-913-981-5533 prior to the presentation. The conference call will also be web-cast live at www.birksandmayors.com. A replay of this call will be available until Midnight Eastern Time on November 25, 2009 and can be accessed by dialing 1-888-203-1112 and entering conference PIN number 4564834.

Birks & Mayors is a leading operator of luxury jewelry stores in the United States and Canada. As of October 30, 2009, the Company operated 35 stores (Birks Brand) across most major metropolitan markets in Canada and 30 stores (Mayors Brand) across Florida and Georgia, as well as two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s ability to manage the level and productivity of its inventory, reducing its operating costs wherever possible and limiting capital expenditures, all with the focus of optimizing cash flow, and the expectation that it will focus its attention on providing our customers with superior service and maintaining strong client relationships. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) Economic, political and market conditions, including the recent global economic and financial crisis, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; and (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 6, 2009 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED

(In thousands, except per share amounts)

	Twenty-six Weeks Ended September 26, 2009	Twenty-six Weeks Ended September 27, 2008

Net sales	$102,222	$133,587
Cost of sales	58,744	73,322

Gross profit	43,478	60,265

Selling, general and administrative expenses	48,115	58,474
Depreciation and amortization	2,711	3,395

Total operating expenses	50,826	61,869

Operating loss	(7,348)	(1,604)
Interest and other financial costs	5,575	5,185

Loss before income taxes	(12,923)	(6,789)
Income tax benefit	(2)	(2,827)

Net loss	$(12,921)	$(3,962)

Weighted average shares outstanding:
Basic and diluted	11,390	11,326

Net loss per common share:
Basic and diluted	$(1.13)	$(0.35)

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET – UNAUDITED

(In thousands)

	September 26, 2009	September 27, 2008

ASSETS
Current Assets:
Cash and cash equivalents	$2,345	$2,636
Accounts receivable	8,421	11,025
Inventories	158,606	187,890
Deferred income taxes	—	4,584
Other current assets	3,473	3,481

Total current assets	172,845	209,616

Property and equipment	30,728	38,517
Goodwill and other intangible assets	1,082	13,036
Deferred income taxes	—	34,394
Other assets	3,301	532

Total non-current assets	35,111	86,479

Total assets	$207,956	$296,095

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Bank indebtedness	$87,988	$126,959
Accounts payable	33,864	38,454
Accrued liabilities	6,612	9,384
Current portion of long-term debt	3,896	4,138

Total current liabilities	132,360	178,935

Long-term debt	47,936	24,169
Other long-term liabilities	3,726	3,731

Total long-term liabilities	51,662	27,900

Stockholders’ Equity:
Common stock	60,895	60,864
Additional paid-in capital	15,702	15,703
(Accumulated deficit) retained earnings	(57,290)	12,648
Accumulated other comprehensive income	4,627	45

Total stockholders’ equity	23,934	89,260

Total liabilities and stockholders’ equity	$207,956	$296,095